UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. __)*

                         AMERITRANS CAPITAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $.0001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   03073H108
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                                 (CUSIP Number)

Michael Feinsod                                   Elliot Press, Esq.
Infinity Capital, LLC                             c/o Katten Muchin Rosenman LLP
767 Third Avemue                                  575 Madison Avenue
16th Floor                                        New York, New York  10022
New York, New York 10017                          (212) 940-8800
(212) 752-2777

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 5, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03073H108                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Infinity Capital Partners, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     202,200 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            202,200 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      202,200 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03073H108                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Infinity Capital, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     202,200 shares (comprised of shares held by Infinity
                     Capital Partners, L.P.)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            202,200 shares (comprised of shares held by Infinity
    WITH             Capital Partners, L.P.)
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      202,200 shares (comprised of shares held by Infinity Capital Partners,
      L.P.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03073H108                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Infinity Management, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     202,200 shares (comprised of shares held by Infinity
                     Capital Partners, L.P.)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            202,200 shares (comprised of shares held by Infinity
    WITH             Capital Partners, L.P.)
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      202,200 shares (comprised of shares held by Infinity Capital Partners,
      L.P.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03073H108                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Shoulda Partners L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     12,500 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            12,500 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      12,500 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03073H108                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Michael Feinsod
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     214,700 shares (comprised of shares owned by Infinity
                     Capital Partners, L.P. and shares owned by Shoulda Partners
                     L.P.)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            214,700 shares (comprised of shares owned by Infinity
    WITH             Capital Partners, L.P. and shares owned by  Shoulda
                     Partners L.P.)
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      214,700 shares (comprised of shares owned by Infinity Capital Partners, L.P. and shares owned by Shoulda Partners L.P.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.95%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      1N
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment No. 6 is filed by (i) Infinity Capital Partners, L.P., a Delaware limited partnership, (ii) Infinity Capital, LLC, a Delaware limited liability company, (iii) Infinity Management, LLC, a Delaware limited liability company, (iv) Shoulda Partners L.P., a Delaware limited partnership, and (v) Michael Feinsod and amends the statement on Schedule 13D filed on December 18, 2002 as amended by Amendment Nos. 1, 2, 3, 4 and 5 filed on June 3, 2003, June 7, 2004, June 22, 2004, June 10, 2005 and July 29, 2005,
respectively. The purpose of this Amendment No. 6 is to reflect the addition of Shoulda Partners L.P. as a Reporting Person.

Item 2. Identity and Background

            Item 2 is hereby amended and restated to read as follows:

            (a) This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") by (i) Infinity Capital Partners, L.P., a Delaware limited partnership ("Partners"), (ii) Infinity Capital, LLC, a Delaware limited liability company ("Capital"), (iii) Infinity Management, LLC, a Delaware limited liability company ("Management"), (iv) Shoulda Partners L.P., a Delaware limited partnership ("Shoulda") and (v) Michael Feinsod (Partners, Capital, Management, Shoulda and Mr. Feinsod are hereinafter collectively referred to as the "Reporting Persons"). The Reporting Persons are making a group filing because, due to the relationships between them, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act.

            The sole general partner of Partners is Capital. Mr. Feinsod is the Managing Member of Capital and Management. Mr. Feinsod is the general partner of Shoulda.

            (b) The address of the principal business and principal office of each of the Reporting Persons is 767 Third Avenue, 16th Floor, New York, New York 10017.

            (c) The principal business of each of Partners and Shoulda is that of an investment partnership. The principal business of Capital is acting as general Partner of Partners. The principal business of Management is that of an investment manager. Mr. Feinsod is principally in the business of investing in securities in his capacity as Managing Member of Capital and Management and general partner of Shoulda.

            (d) None of the individuals or entities referred to in paragraph (a) above has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) None of the individuals or entities referred to in paragraph (a) above has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

            (f) Mr. Feinsod is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

            Item 3 is hereby amended and restated to read as follows:

            The aggregate amount of funds used to purchase the shares of Common Stock held by Partners was $1,094,484. The source of funds used by Partners to purchase such shares was working capital. In addition, Partners effects purchases of shares primarily through margin accounts maintained for Partners with Bank of America Securities which may extend credit to Partners as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of the debit balances in the account.

Item 5. Interest in Securities of the Issuer.

            Item 5(a) is hereby amended and restated to read as follows:

            (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person assumes that there are 2,698,947 shares of common stock outstanding based upon information contained in the Company's Quarterly Report on Form 10-Q filed on November 17, 2005 and the Company's current report on Form 8-K filed on December 6, 2005

            As of the close of business on December 12, 2005:

                  (i) Partners owns 202,200 shares of Common Stock which constitute approximately 7.5% of the shares of Common Stock outstanding;

                  (ii) Capital owns no shares of Common Stock directly. As sole general partner of Partners, Capital may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 202,200 shares of Common Stock owned by Partners. Such shares of Common Stock constitute approximately 7.5% of the shares of Common Stock outstanding;

                  (iii) Management owns no shares of Common Stock directly. As the Investment Manager of Partners, Management may be deemed under the provisions of Rule 13D-3 of the Exchange Act Rules, to be the beneficial owner of the 202,200 shares of Common Stock that are owned by Partners. Such shares of Common Stock constitute approximately 7.5% of the shares of Common Stock outstanding;

                  (iv) Shoulda owns 10,000 shares of Common Stock and warrants to purchase 2,500 shares of Common Stock, which, in the aggregate constitute approximately .4% of the shares of Common Stock outstanding; and

                  (v) Michael Feinsod owns no shares of Common Stock directly. As the Managing Member of Capital and Management, the General Partner and Investment Manager, respectively, of Partners, Mr. Feinsod may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 202,200 shares of Common Stock, that are owned by Partners. In addition, as the general partner of Shoulda, Mr. Feinsod may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 12,500 shares of Common Stock that are owned by Shoulda. Such shares, in the aggregate, constitute approximately 7.95% of the shares of Common Stock outstanding.

            Item 5(b) is hereby amended and restated to read as follows:

            (b) Partners has the sole power to vote and dispose of the shares of Common Stock owned by it, which power is exercisable by Mr. Feinsod, as Managing Member of Capital and Management, the general partner and Investment Manager, respectively, of Partners. Shoulda has the sole power to vote and dispose of the shares of Common Stock owned by it, which power is exercisable by Mr. Feinsod as the general partner of Shoulda.

            Item 5(c) is hereby amended and restated to read as follows:

            (c) On December 4, 2005, Shoulda purchased 10,000 shares of newly issued Common Stock and 2,500 Common Stock Purchase Warrants for an aggregate amount of $58,500. The transaction was effected with the Company in a private placement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Item 6 is hereby amended and restated to read as follows:

            The shares and warrants held by Shoulda were acquired in a private placement transaction with the Company on December 5, 2005 pursuant to a Common Share Subscription Agreement. The warrants are exercisable for 5 years at an exercise price of $6.44 per share. The Company and Shoulda have also entered into a registration rights agreement pursuant to which the Company is required to use its best efforts to register the shares held by Shoulda and the shares underlying the warrants, for registration under the Securities Act of 1933. The full terms of the Common Share Subscription Agreement, the warrants and the Registration Rights Agreement are incorporated by reference to Exhibit 2, 3 and 4, respectively.

Item 7. Material to be filed as Exhibits.

            Item 7 is hereby amended and restated to read as follows:


        1. Joint filing agreement
        2. Form of Common Share Subscription Agreement
        3. Form of Warrant
        4. Form of Registration Rights Agreement

                                    SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2005

                                  INFINITY CAPITAL PARTNERS, L.P.

                                  By: Infinity Capital, LLC, its General Partner


                                  By: /s/ Michael Feinsod
                                      ------------------------------------------
                                      Name: Michael Feinsod
                                      Title: Managing Member


                                  INFINITY CAPITAL, LLC


                                  By: /s/ Michael Feinsod
                                      ------------------------------------------
                                      Name: Michael Feinsod
                                      Title: Managing Member



                                  INFINITY MANAGEMENT, LLC

                                  By: /s/ Michael Feinsod
                                      ------------------------------------------
                                      Name: Michael Feinsod
                                      Title: Managing Member



                                  SHOULDA PARTNERS L.P.

                                  By: /s/ Michael Feinsod
                                      ------------------------------------------
                                      Name: Michael Feinsod
                                      Title: General Partner

                                      /s/ Michael Feinsod
                                  ----------------------------------------------
                                          Michael Feinsod